UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported**) March 26, 2002**

AMC ENTERTAINMENT INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**1-8747**	**43-1304369**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

106 W. 14TH STREET
P.O. Box 219615
Kansas City, Missouri   **64121-9615**
(Address of principal executive offices)   Zip Code

Registrant's telephone number, including area code
(816) 221-4000

Item 5. Other Events and Regulation FD Disclosure.

In connection with our recently completed public offering of 9,000,000 shares of our common stock, we granted the underwriters an over allotment option, exercisable for 30 days, for an additional 1,350,000 shares. On March 26, 2002, the underwriters exercised this option in full at a purchase price of $9.87 per share. We expect the closing with respect to these additional shares to occur on March 28, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMC ENTERTAINMENT INC.

Date: March 26, 2002   By: /s/ Craig R. Ramsey

Craig R. Ramsey
Senior Vice President, Finance,
Chief Financial Officer and
Chief Accounting Officer